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December 13, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs, Assistant Director
Katherine Wray, Staff Attorney
Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	Guidewire Software, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 23, 2011
File No. 333-176667

Dear Ms. Jacobs:

This letter is submitted on behalf of Guidewire Software, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on November 23, 2011 (the “Registration Statement”), as set forth in your letter dated December 9, 2011 addressed to Marcus S. Ryu, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), including changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

Prospectus Summary, page 1

1.

We note your response to prior comment 1 and your related revisions to the prospectus summary and risk factor disclosure. As previously requested, please further revise your summary disclosure to identify U.S. Venture Partners and Bay Partners as your two largest stockholders that will continue to have effective control over the company following the offering.

RESPONSE: In response to the Staff’s comment, the Company has revised page 4 of Amendment No. 3 to identify U.S. Venture Partners and Bay Partners as the Company’s two largest stockholders.

Critical Accounting Policies and Estimates

Stock-based Compensation

Stock-based Compensation, page 76

2.	We note your disclosure of unrecognized stock-based compensation expense related to RSUs and options granted on September 14, 2011, however we are unable to locate similar disclosure for the RSUs and options granted on November 11, 2011. Please revise to disclose unrecognized stock-based compensation expense related to all RSUs and options granted subsequent to the balance sheet date.

RESPONSE: In response to the Staff’s comment, the Company has revised page 84 of Amendment No. 3 to disclose unrecognized stock-based compensation expense related to all RSUs and options granted through the date of filing of Amendment No. 3.

Item 15. Recent Sales of Unregistered Securities, page II-2

3.	Your revised disclosure on page 71 of the prospectus indicates that the company made unregistered issuances of stock-based awards to your employees on November 11, 2011. Please update your Part II disclosure regarding recent unregistered sales to reflect these and any other issuances required to be discussed here pursuant to Item 701 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised Part II of Amendment No. 3 regarding recent unregistered sales to reflect the November 11, 2011 issuances and any other issuances through November 30, 2011.

If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline
Richard A. Kline

Enclosures

cc:	Marcus S. Ryu, President and Chief Executive Officer, Guidewire Software, Inc.

Robert F. Donohue, General Counsel, Guidewire Software, Inc.

Craig M. Schmitz, Partner, Goodwin Procter LLP

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